Registration Statement No. 333-217200

Filed Pursuant to Rule 433

How Diversification Within the Energy Industry Can Improve Returns for MLP Investors

Investors looking to take advantage of a turnaround in master limited partnerships (MLPs) may want to consider the effects that diversification can have on returns.

Case in point, two of the major indexes that track MLPs: (1) the Alerian MLP Index, considered the benchmark MLP index, and (2) the Dorsey Wright MLP Select Index, the only MLP index that is based on a relative-strength methodology for selecting index components

For 2019, the Dorsey Wright MLP Index outperformed the Alerian MLP Index, on a total return basis, by 10.10%. These indices have performed similarly for 2020 (as of March 2, 2020). The reason for the difference in performance in 2019 can be attributed, among other factors, to how the indexes are structured.

Source: Bloomberg LP as of March 2, 2020

The Alerian MLP Index limits its investable universe to midstream MLPs, which are MLPs that earn a majority of their cash flow from the transportation, processing and storage of oil and gas.

The Dorsey Wright MLP Select Index, on the other hand, includes the entire U.S. energy MLP universe. That universe includes, in addition to midstream MLPs, upstream MLPs—companies primarily involved in the exploration, recovery, development and production of crude oil and natural gas liquids—and downstream MLPs— companies primarily engaged in the refining, sale, distribution, retail and wholesale marketing of fuels.

In addition to MLP eligibility criteria, the frequency of index rebalancing and the index weighting schema are different between the two indexes. The Dorsey Wright MLP Select Index is equal-weighted, and rebalances monthly based on the 15 MLPs determined to show positive relative strength characteristics based on the proprietary Dorsey Wright Relative Strength Ranking Methodology. The Alerian MLP Index is market-cap-weighted and rebalances quarterly.

Scott Acheychek, president of REX Shares, thinks investors in search of yield in this historically low-interest-rate environment should consider diversifying within the energy sector.

“If you go back to its launch in 2015, the Dorsey Wright MLP Select Index has outperformed the Alerian MLP Index consistently, with a similar yield. I believe this is because of its frequent reconstitutions and ability to broadly select MLPs without limitations to midstream MLPs,” he said.

The outperformance is also buoyed by lower volatility. The Dorsey Wright MLP Select Index’s average historical volatility is lower than the Alerian MLP Index on a rolling basis, as highlighted in the below graph.

Acheychek also pointed out that the index’s equal-weighting can be an inherent advantage.

“The fact that the index is equal-weighted allows it to minimize exposure to underperforming assets,” he said. “That can help reduce losses in a bear market.”

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